BUDA JUICE, LLC

4030 Black Gold Drive,

Dallas, Texas 75247

December 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Buda Juice, LLC

Post-Effective Amendment No.1 to Registration Statement on Form S-1, as amended

File No. 333-289874

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Buda Juice, LLC (the “Company”) hereby requests withdrawal of above referenced Post-effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-289874) filed on November 24, 2025 (the “Post-Effective Amendment”). The Post-Effective Amendment was erroneously submitted as the Registration Statement on Form S-1 (File No. 333-289874) has not yet became effective. As a result, the Company wishes to withdraw the Post-Effective Amendment.

The original registration statement on Form S-1 (File No. 333-289874) filed with the Commission on August 27, 2025, as amended, should remain in place and is not subject to this withdrawal request.

Please direct any questions or comments concerning this request to the Company’s counsel, Lucosky Brookman LLP, by calling Soyoung Lee at (732) 395-4504.

Very truly yours,

Buda Juice, LLC

By:	/s/ Horatio Lonsdale-Hands
Horatio Lonsdale-Hands
Chief Executive Officer